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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Kate Beukenkamp and Donald Field

Re:	Marti Technologies, Inc. Registration Statement on Form F-1

Filed July 31, 2023
File No. 333-273543

To the addressees set forth above:

On behalf of Marti Technologies, Inc. (“we,” “our,” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 17, 2023 (the “Comments”), with respect to the above referenced Registration Statement on Form F-1 as filed by the Company on July 31, 2023 (the “F-1”). The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the F-1 (“Amendment No. 1”).

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the F-1.

Registration Statement on Form F-1 filed July 31, 2023

Cover Page

1.	Please revise your disclosure here and throughout the prospectus to disclose the price that each selling securityholder paid for the ordinary shares and warrants (both Public Warrants and Private Placement Warrants, respectively) being registered for resale as outlined on the prospectus cover page. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors and other selling securityholders acquired their ordinary shares and warrants, and the price that the public securityholders acquired their ordinary shares and warrants. Disclose that while the Sponsor, private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages 11, 15, 16 and 17 of Amendment No. 1.

August 28, 2023 Page 2

2.	We note your disclosure here and in the Use of Proceeds section discussing the likelihood that warrant holders will not exercise their warrants if the warrants are out of the money. Provide similar disclosure in the prospectus summary, risk factors and MD&A sections and disclose that cash proceeds associated with the exercise of the warrants are dependent on stock price. As applicable, please describe the impact on your liquidity and update your discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand should warrant holders not exercise their warrants. We note your disclosure on page 86 regarding existing cash flows, cash used by operating activities and cash provided by financing activities. If you are likely to have to seek additional capital, discuss the effects of this offering on the company's ability to raise additional capital.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 11, 13, 17, 63, 92 and 93 of Amendment No. 1.

3.	We note your disclosure that you will receive proceeds from the exercise of the Public Warrants and Private Placement Warrants for cash, but not from the sale of ordinary shares issuable upon such exercise. Please disclose here and in the Prospectus Summary and Use of Proceeds sections as well as in your discussion of liquidity and capital resources the aggregate proceeds you may receive assuming the exercise of all warrants by securityholders.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 13, 63, 92 and 93 of Amendment No. 1.

4.	Please revise your disclosure where appropriate to disclose the amount of shares being registered as a percentage of your total public float. Additionally, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your ordinary shares.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 11, 15 and 92 of Amendment No. 1.

August 28, 2023 Page 3

Risk Factors, Page 14

5.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 11, 15, 16, and 17 of Amendment No. 1.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (713) 546-7420 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ryan J. Maierson

Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Oguz Alper Öktem, Chief Executive Officer, Marti Technologies, Inc.

Scott W. Westhoff, Latham & Watkins LLP